Exhibit 99.1

Kamada Announces FDA Approval of its New In-House Rabies Virus Neutralization Testing Laboratory

REHOVOT, Israel, and HOBOKEN, NJ – June 1, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced FDA approval of the Company’s new in-house Rapid Fluorescent Focus Inhibition Test (RFFIT) laboratory. RFFIT is the gold standard neutralizing test used to measure the level of rabies-neutralizing antibodies.

The new laboratory is part of Kamada’s Quality Control laboratory network and represents a significant expansion of the Company’s advanced testing capabilities for Anti-Rabies potency testing involved in the manufacture of KEDRAB® and KAMRAB®. The new laboratory is located in Kamada's plant in Beit Kama, Israel, and is one of a limited number of laboratories worldwide which can perform such tests. The new RFFIT laboratory was designed to meet stringent safety, quality and GMP standards. Prior to receiving the FDA approval, the laboratory was also approved by Health Canada and the Israeli Ministry of Health.

The RFFIT test is used by Kamada to quantify the Anti-Rabies potency throughout all key steps of KEDRAB and KAMRAB manufacturing from plasma collection and sourcing to final product release.

In 2025, Kamada’s sales of KEDRAB and KAMRAB totaled over $70 million, representing the leading franchise in the company’s portfolio of specialty plasma-derived products.

“Our new state-of-the-art RFFIT laboratory supports our continued progress as a leading global vertically integrated specialty plasma-derived company,” said Amir London, Kamada’s Chief Executive Officer. “The new laboratory will enable increased operational efficiencies through utilization of our in-house, highly professional capabilities supported by external testing expertise. The establishment of this lab is also a demonstration of our ongoing commitment to innovation, scientific excellence, and investment in advanced quality infrastructure."

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the new state-of-the-art RFFIT laboratory supports the Company’s continued progress as a leading global vertically integrated specialty plasma-derived company, 2) the expected benefits of the Company’s new in-house RFFIT laboratory, including increased operational efficiencies through utilization of the Company’s in-house highly professional capabilities supported by external testing expertise; and (3) the Company’s ongoing commitment to innovation, scientific excellence, and investment in advanced quality infrastructure. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of tariffs on overall international trade and specifically on sales of KEDRAB® and KAMRAB® and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com